Exhibit 21.1

Name of Subsidiaries	Jurisdiction of Incorporation

Valens Semiconductor Inc.	Delaware

Valens Trading (Shanghai) Co. Ltd.	China

Valens Semiconductor GmbH	Germany

Valens Japan Ltd.	Japan